Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid
Fees Previously Paid	1	$ 4,091,645.00		$ 626.43
	Total Transaction Valuation:	$ 4,091,645.00
	Total Fees Due for Filing:			$ 626.43
	Total Fees Previously Paid:			$ 626.43
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 0.00
Offering Note
[1]	(a) Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 44,234 shares of common stock (2.5% of the shares of common stock outstanding as of September 30, 2024, rounded to the nearest whole share) based upon a price of $92.50 (the net asset value per share as of June 30, 2024). (b) Calculated at 0.00015310% of the Transaction Valuation. (c) The fee of $626.43 was paid by the Fund in connection with the filing of its Schedule TO-I on October 16, 2024. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.